FILED BY WORLD AIRWAYS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND RULE 13E-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: WORLD AIRWAYS, INC.
COMMISSION FILE NO. 0-26582

On August 19, 2003, senior management of World Airways, Inc. made a presentation to representatives of certain holders of its 8% Convertible Subordinated Senior Debentures Due 2004. The following is a copy of the slides used during the presentation.

Management Presentation August 19, 2003

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competition in the market for air transportation services, the cyclical nature of the air carrier business, reliance on key marketing relationships, fluctuations in operating results and other risks detailed from time to time in the Company's periodic reports and other statements filed with the SEC (which reports and statements are available on the SEC website (www.sec.gov) and from the Company upon request). These various risks and uncertainties may cause the Company's actual results to differ materially from those expressed in any of the forward looking statements made by, or on behalf of the Company in this presentation.

Attendees World Airways Today Recent Results & Trends General Outlook 2004 Outlook ATSB vs. Foothill Capital Requirements Exchange Offer Appendix Biographies Overview

Attendees Hollis Harris - Chairman and Chief Executive Officer Gilberto Duarte - Chief Financial Officer Randy Martinez - EVP, Marketing and Administration Reid Gibson - VP, Treasurer and Risk Manager

World Airways, Inc. is a US certified air carrier which has operated continually for the past 55 years. The Company currently operates 17 wide-body aircraft: MD-11 Passenger (7) ? MD-11 Freighter (3) DC-10 Passenger (3) ? DC-10 Freighter (4) The Company has worldwide passenger and cargo charter authority World Airways is the leading provider of international passenger air transportation for the USAF Air Mobility Command (AMC) World Airways also provides charter services for a growing number of commercial customers The Company was profitable for 2002 and first six months of 2003 One of only five profitable publicly traded airlines in 2002 Expects to be profitable for CY 2003 World Airways Today

The Company has increased the number of aircraft and block hours flown Recent Results & Trends 1998 1999 2000 2001 2002 2003E Block Hours 35534 33595 31309 33378 38049 45350 Fleet Size 12 10 11 15 16 17 Block hours Aircraft (1) (1) Based on the average of 2003 guidance range from S-4 filing

The Company's operating income continues to show significant improvement Recent Results & Trends millions as of 6/30/03 (1) (1) Based on the average of 2003 guidance range from S-4 filing

AMC will decline from first half of 2003 wartime peak Continued solid AMC performance expected Heightened level of US military activity worldwide Change to new basing strategy and rotation thereafter AMC cargo needs The Company expects to begin providing passenger services under two new passenger contracts Flights to Afghanistan in conjunction with its reconstruction Flights between Honolulu and Las Vegas The Company is also increasing the number of flights flown with existing customers Additional weekly flight between Lagos, Nigeria and New York City for Ritetime Additional weekly flight between Houston and Malabo, Equatorial Guinea for Sonair Improving global economy provides opportunity in freight General Outlook - Revenue

The Company expects its non-aircraft operating expenses to remain stable on a block hour basis World Airways has benefited from a number of cost savings programs relating to maintenance, travel and crew utilization World Airways will maintain a competitive cost structure compared to its peer group Largest expense item will continue to be aircraft rent General Outlook - Expenses Note: Expenses are as of 12/31/02

World Airways leases all of its aircraft and aircraft rent is its largest single expense at $82.6 million in 2002 Unprecedented fall in commercial aircraft value since 2001 has created an opportunity for World Airways As of July 2003 there were 2,673 parked aircraft more than double August 2001 Currently there are 456 parked widebody aircraft, including 92 DC-10s, 22 MD-11s and 70 767s Comparable widebody aircraft lease rates have fallen 40% to 60% since 2000 Current conditions have provided World Airways with improved and more flexible lease terms One lessor has agreed to extend three MD-11 leases for approximately 40% less Opportunistically adding aircraft on cost effective basis (power by the hour) - now at five aircraft World Airways is positioned to take advantage of current aircraft market rates Five of the seven DC-10 aircraft come off lease by mid-2004 (remaining two in 2008) Three MD-11 aircraft with fixed lease rates come off lease by the end of the third quarter 2005 An additional three MD-11 aircraft with fixed lease rates come off lease in March 2006 We anticipate annual lease savings of approximately $10 - $15 million per year by 2006 General Outlook - Leases

AMC business will decline from wartime peak Limited lease cost benefits, full effects by 2006 Global economy is growing, but slowly Revenue and Operating Income will approximate 2 year average of 2002 and guidance 2003 December 2003 year end balance sheet cash less than 2002 (excluding ATSB loan) 2004 non-cash expenses approximately the same as 2003 2004 non-operating items and uses of funds approximately $20 million Interest on bonds Boeing repayment Other 2004 Outlook 2002 2003(1) Average Revenue $384.5 $450.0 $417.3 Operating Income $7.1 $17.5 $12.3 (1) Represents average of 2003 guidance range from S-4 filing

ATSB vs. Foothill ATSB Foothill Loan Amount $30 million $30 million potential facility Averages $10 - $15 million (excluding LOCs) based on fluctuating AMC A/R Description 5 year term loan Working capital facility Accelerates AMC A/R Small parts loan Issue letters of credit Purpose Other sources of capital not available Prudently incurred Necessary for a safe, efficient, and viable US aviation system GMAC "exit" the credit Operations cash and LOCs Interest & Fees Tranche A: Conduit + 0.5% + 4.5% guarantee fee (increase 50 bps per year) Tranche B: LIBOR + 1.0% + 3.0% guarantee fee Equates to a blended 6.65% currently Prime + 2.0% plus fees Equates to 7.5% currently Warrants 2.8 million at an average excise price of $2.14 per share None Maturity 2005 - 2007: $6.0 million per year 2008: $12.0 million April, 2004 (if bond maturity not extended) December, 2007 Borrowing Base None AMC A/R - 85% less reserves Spare parts - $12.5 million max, less $5 million block, and LOCs

ATSB Additional Liquidity Analysis The ATSB loan will allow us to self-finance our AMC A/R (generally 10-15 day funding) and effectively provides us with on the order of 7x more funding than Foothill as shown below

Capital Requirements Air Mobility Command (AMC) Liquidity Bridge Opportunistic Growth $ $ $ CAPITAL REQUIREMENTS

Exchange Offer Company has made a constructive offer Stabilizes balance sheet Deals with bond maturity Unlocks working capital Provides liquidity to bridge to 2005-2006 Falling aircraft costs Defend and grow AMC business Permits Company to exploit attractive operating environment Growth opportunities Positive market reaction

Appendix A

Hollis L. Harris, Chairman and Chief Executive Officer Mr. Harris currently serves as Chairman and Chief Executive Officer of the Company having been appointed Chairman, President, and CEO on May 1, 1999. Prior to joining World Airways, Mr. Harris was Chairman, President, and CEO of HLH Corporation from November 1998. From August 1996 to May 1998, he was Chairman and CEO of CalJet Airline. From 1992 to 1996, Mr. Harris served as Chairman, President, and CEO of Air Canada. From September 1990 to October 1991, Mr. Harris served as Chairman, President, and CEO of Continental Airlines and President and CEO of Continental Holdings, Inc. Prior to joining Continental Airlines Mr. Harris worked with Delta Air Lines for 36 years, last serving as President and Chief Operating Officer for several years and as a member of the Board of Directors. Gilberto M. Duarte, Jr., Chief Financial Officer Mr. Duarte serves as Chief Financial Officer. He joined the Company in August 1998 as Vice President and Controller and was named Chief Financial Officer, effective December 1998. Mr. Duarte's career spans 30 years in the airline industry having held positions with Eastern Airlines as Division Controller and Vice President of Airport Operations. From 1992 to 1995, he served as Executive Vice President of Universal Aviation Services. From 1995- 1997, he served as Executive Vice President of BWIA International, based in Trinidad & Tobago. Prior to joining World Airways, Gil served as President for Inktel Marketing from 1997 to 1998. Biographies

Randy J. Martinez, Executive Vice President, Marketing & Administration Mr. Martinez became Executive Vice President, Marketing & Administration in June 2002. He joined the airline in October 1998 as the Director of Crew Resources and was later appointed to be the Special Assistant to the Chairman in May 1999. In August 1999, he was named the Chief Information Officer of World Airways. Mr. Martinez came to World after a distinguished 21-year career with the United States Air Force (Colonel retired and Command Pilot). Prior to his leaving the military, he was the Principal Advisor to the Chief of Staff of the North Atlantic Treaty Organization's (NATO) senior-most Strategic Planning Staff. Mr. Martinez also served as the Senior Aide-de-Camp to the Chairman of the Joint Chiefs of Staff at the Pentagon, Commander of the 457th Airlift Squadron at Andrews Air Force Base (AFB) in Maryland and Chief of the Wing Standardization & Evaluation Division in DESERT STORM for C-130's. He is a combat experienced pilot and decorated officer. Reid C. Gibson, Vice President, Treasurer and Risk Manager Mr. Gibson currently serves as Vice President, Treasurer and Risk Manager. He joined the Company in March 2001. Prior to joining World Airways, Mr. Gibson provided investment banking consulting services from 1999 to 2001 to Oppenheim, a subsidiary of the Bank of Oklahoma. From 1997 to 1999, Mr. Gibson served as Chief Financial Officer of Perimeter Maintenance Corporation. From 1994 to 1997, Mr. Gibson served as Senior Vice President - Corporate Finance for Llama Company. Prior to joining Llama Company, Mr. Gibson worked for Delta Air Lines, Inc. for over 16 years in positions of increasing responsibility last serving as General Manager, Capital Markets and Analysis. Biographies